Form 10-K, Exhibit 13
period 1996-12-31
PRUTECH RESEARCH & DEVELOPMENT PARTNERSHIP II
filed 1997-03-27
CIK 774560

                                                                      1996
--------------------------------------------------------------------------------
PruTech Research and                                                  Annual
Development Partnership II                                            Report

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP II
                            (a limited partnership)
        LETTER TO LIMITED PARTNERS FOR THE YEAR ENDED DECEMBER 31, 1996

                              PRUTECH II PORTFOLIO

The following investments and/or royalty rights were active during the year, or had value at the end of the year. The Partnership's position in each investment and/or royalty right is as of December 31, 1996. Certain of the securities held by the Partnership have restrictions on resale due to contractual obligations and/or Federal securities laws and regulations, and as noted below, certain of these securities have been sold subsequent to December 31, 1996.

         BIOCOMPATIBLES INTERNATIONAL plc (BII, London Stock Exchange)

Position: 942,045 shares of common stock

   In February 1996, the Partnership sold 48,608 shares of Biocompatibles common stock for approximately $396,000.

   During April 1996, Biocompatibles launched a rights offering to its shareholders. Pursuant to the offering, the Partnership was entitled to purchase one unit (stock and warrant) for every six Biocompatibles common stock shares owned. The Partnership decided not to participate in the offering, but instead sold the Partnership's rights in the marketplace. This sale generated approximately $289,000 for the Partnership. During November 1996, Biocompatibles initiated another rights offering which the Partnership also sold for approximately $597,000.

   In connection with its 1995 investment in Biocompatibles, the Partnership received 21,965 shares of Biocompatibles common stock in July 1996 as a result of Biocompatibles' achievement of certain financial targets in 1995.

   In connection with the liquidation of the remaining assets of the Partnership, on February 7, 1997, the Partnership sold its remaining 942,045 shares of Biocompatibles International plc common stock for approximately $18,557,000.

                      BOSTON SCIENTIFIC CORPORATION (BSX)

Position: None

   Pursuant to an agreement which closed January 26, 1996 between the Partnership, an affiliate of the Partnership and BSX, the Partnership and its affiliate assigned to BSX all of their rights, titles and interests in and to certain technologies licensed to BSX and agreed to terminate all license agreements with BSX in exchange for $4,000,000 in cash, of which the Partnership's portion was $3,472,000. No further royalty payments will be received by the Partnership from BSX as a result of this agreement.

                               ECOGEN INC. (EECN)

Position: 102,165 shares of common stock; royalty rights on genetically engineered pesticide products which expire in 2004

   Sales of the Partnership's royalty-bearing products decreased in 1996, creating royalties of $115,000 during 1996 as compared to $149,000 in 1995. The Partnership sold 6,500 shares of Ecogen Inc. common stock between February 24, 1997 and March 4, 1997 for $25,000. The stock price of Ecogen was $3.56 per share as of March 20, 1997.

                      NAVIGATION TECHNOLOGIES CORPORATION

Position: 2,284,541 shares of common stock

   Navigation Technologies Corporation, a private company, develops high quality navigable map databases.

                        OPTICAL SPECIALTIES, INC. (OSI)

Position: 291,988 shares of common stock; 144,666 shares of Series D preferred stock; royalties on technology and products licensed to OSI and to Toray Industries, a Japanese manufacturer, which expire in 1999

   The Partnership received payments of $150,000 from OSI in 1996, as compared to $777,000 in 1995. The 1995 payments were primarily past-due royalties and accumulated interest payments. The Partnership's other licensee, Toray Industries, generated no royalties for the Partnership during 1996, as compared to $81,000 during 1995. The stock price of OSI common stock was $.13 per share as of March 20, 1997.

   During April 1996, the Partnership received 17,360 shares of OSI common stock for granting an extension of its term loan. In July 1996, OSI paid off its term loan and as a result, the Partnership's guarantee of the loan was eliminated, and the related escrowed funds were released to the Partnership.

   During November 1996, the Partnership exercised warrants to acquire, on a net issuance, 166,399 shares of OSI common stock.

                      SILICON VALLEY RESEARCH, INC. (SVRI)

Position: 84,614 shares of common stock

   During January 1996, SVRI completed a 1 for 2 reverse stock split which resulted in the receipt of 146,806 shares of common stock in exchange for 293,612 shares of common stock. During October 1996, the Partnership sold 134,941 shares of SVRI common stock generating $562,000 for the Partnership. During December 1996, the Partnership exercised its warrants to acquire, on a net issuance basis, 72,749 shares of SVRI common stock. The stock price of SVRI common stock was $1.19 per share as of March 20, 1997.

                       SOMATIX THERAPY CORPORATION (SOMA)

Position: None

   From the period January 1, 1996 through March 27, 1996, the Partnership sold its remaining 113,692 shares for $765,000.

                         SYNBIOTICS CORPORATION (SBIO)

Position: 293,003 shares of common stock; director's options for 39,494 shares of common stock exercisable at prices ranging from $2.63 to $4.00 per share

   In June 1996, the Partnership sold 2,300 shares of Synbiotics Corporation common stock for $11,000. During the third quarter of 1996, the Partnership sold 46,500 shares of Synbiotics Corporation common stock for $191,000. During the fourth quarter of 1996, the Partnership sold 118,500 shares of Synbiotics Corporation common stock for $431,000. The Partnership sold 152,500 shares of Synbiotics Corporation common stock between January 6, 1997 and March 14, 1997 for $594,000.

   The stock price of Synbiotics was $4.13 per share as of March 20, 1997.

Deloitte &
   Touche LLP
                        --------------------------------------------------------
                        Two World Financial Center Telephone: (212) 436-2000 New York, New York 10281-1414 Facsimile: (212) 436-5000


INDEPENDENT AUDITORS' REPORT

To the Partners of
PruTech Research and Development Partnership II, L.P.

We have audited the accompanying statement of net assets in process of liquidation of PruTech Research and Development Partnership II, L.P. (a California Limited Partnership) as of December 31, 1996. In addition, we have audited the accompanying statement of financial condition of PruTech Research and Development Partnership II, L.P. as of December 31, 1995, and the related statements of operations, changes in partners' capital and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the General Partner. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the General Partner, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes A and B to the financial statements, the Partnership's limited partners have approved the dissolution and ultimate liquidation of the Partnership. As a result, the Partnership has changed its basis of accounting from the going-concern basis to the liquidation basis effective December 31, 1996.

In our opinion, such financial statements present fairly, in all material respects, (1) the net assets in process of liquidation of PruTech Research and Development Partnership II, L.P. at December 31, 1996, (2) its financial condition at December 31, 1995 and (3) the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles on the bases described in the preceding paragraph.

/s/ Deloitte & Touche LLP

March 26, 1997

-----------------
Deloitte Touche
Tohmatsu
International
-----------------

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP II
                            (a limited partnership)
                            STATEMENT OF NET ASSETS
                          (in process of liquidation)
                               December 31, 1996

-------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                                             $ 4,718,876
Investments in equity securities                                                       20,078,870
                                                                                      -----------
Total assets                                                                           24,797,746
                                                                                      -----------
Liabilities
Estimated liquidation costs                                                             1,593,996
Accrued management fee                                                                    500,000
Accrued expenses and other liabilities                                                    101,801
                                                                                      -----------
Total liabilities                                                                       2,195,797
                                                                                      -----------
Contingencies
Net assets in liquidation                                                             $22,601,949
                                                                                      -----------
                                                                                      -----------
Net assets in liquidation
Limited partners (100,000 units issued and outstanding)                               $20,273,254
General partner                                                                         2,328,695
                                                                                      -----------
Total net assets in liquidation                                                       $22,601,949
                                                                                      -----------
                                                                                      -----------
-------------------------------------------------------------------------------------------------

                  The accompanying notes are an integral part of this statement

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP II
                            (a limited partnership)
                        STATEMENT OF FINANCIAL CONDITION
                             (going concern basis)
                               December 31, 1995

-------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                             $ 2,936,616
Investments in equity securities                                                        3,911,066
U.S. Treasury bills held in escrow, at amortized cost                                     585,707
Due from affiliate                                                                        462,586
Royalties receivable                                                                      147,560
Notes receivable, net                                                                      19,031
Interest receivable                                                                         5,585
Stock warrants                                                                             74,349
                                                                                      -----------
Total assets                                                                          $ 8,142,500
                                                                                      -----------
                                                                                      -----------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Accrued management fee                                                                $   500,000
Accrued expenses and other liabilities                                                    102,103
                                                                                      -----------
Total liabilities                                                                         602,103
                                                                                      -----------
Contingencies
Partners' capital
Limited partners (100,000 units issued and outstanding)                                 4,595,879
General partner                                                                           586,764
Unrealized gain on investments in equity securities                                     2,357,754
                                                                                      -----------
Total partners' capital                                                                 7,540,397
                                                                                      -----------
Total liabilities and partners' capital                                               $ 8,142,500
                                                                                      -----------
                                                                                      -----------
-------------------------------------------------------------------------------------------------

                  The accompanying notes are an integral part of this statement

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP II
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS
                             (going concern basis)

                                                                    Year ended December 31,
                                                          -------------------------------------------
                                                             1996            1995            1994
-----------------------------------------------------------------------------------------------------
REVENUES
Royalty income                                            $   299,180     $ 1,516,735     $   474,663
Gain on sale of investments in equity securities            1,680,522       5,058,228              --
Termination of royalty rights                               3,472,000         983,130              --
Interest and other income                                   1,220,545         301,339         503,557
Recovery of R&D commitment                                         --              --         691,854
                                                          -----------     -----------     -----------
                                                            6,672,247       7,859,432       1,670,074
                                                          -----------     -----------     -----------
EXPENSES
Management fee                                              2,000,000       2,000,000       2,000,000
General and administrative                                    343,001         288,481         311,309
Write-down of investments in equity securities                     --              --       1,489,410
                                                          -----------     -----------     -----------
                                                            2,343,001       2,288,481       3,800,719
                                                          -----------     -----------     -----------
Income (loss)-going concern basis                           4,329,246       5,570,951      (2,130,645)
                                                          -----------     -----------     -----------
Liquidating activities:
Investments in equity securities                           19,128,500              --              --
Estimated liquidation costs                                (1,593,996)             --              --
                                                          -----------     -----------     -----------
Net income (loss)                                         $21,863,750     $ 5,570,951     $(2,130,645)
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------
ALLOCATION OF NET INCOME (LOSS)
Limited partners                                          $19,677,375     $ 5,013,856     $(1,917,580)
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------
General partner                                           $ 2,186,375     $   557,095     $  (213,065)
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------
Net income (loss) per limited partnership unit            $    196.77     $     50.14     $    (19.18)
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------
-----------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                                          UNREALIZED
                                             LIMITED        GENERAL         GAIN ON
                                            PARTNERS        PARTNER       INVESTMENTS        TOTAL
-----------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1993       $ 6,499,603     $  798,289     $3,423,329      $10,721,221
Net loss                                    (1,917,580)      (213,065)            --       (2,130,645)
Distribution                                (2,000,000)      (222,222)            --       (2,222,222)
Change in unrealized gain on
  investments in equity securities                  --             --     (1,624,352)      (1,624,352)
                                           -----------     ----------     -----------     -----------
Partners' capital--December 31, 1994         2,582,023        363,002      1,798,977        4,744,002
Net income                                   5,013,856        557,095             --        5,570,951
Distributions                               (3,000,000)      (333,333)            --       (3,333,333)
Change in unrealized gain on
  investments in equity securities                  --             --        558,777          558,777
                                           -----------     ----------     -----------     -----------
Partners' capital--December 31, 1995         4,595,879        586,764      2,357,754        7,540,397
Net income                                  19,677,375      2,186,375             --       21,863,750
Distributions                               (4,000,000)      (444,444)            --       (4,444,444)
Change in unrealized gain on
  investments in equity securities                  --             --     (2,357,754)      (2,357,754)
                                           -----------     ----------     -----------     -----------
Net assets in liquidation--
  December 31, 1996                        $20,273,254     $2,328,695     $       --      $22,601,949
                                           -----------     ----------     -----------     -----------
                                           -----------     ----------     -----------     -----------
-----------------------------------------------------------------------------------------------------

                The accompanying notes are an integral part of these statements

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP II
                            (a limited partnership)
                            STATEMENTS OF CASH FLOWS
                             (going concern basis)

                                                                        Year ended December 31,
                                                              --------------------------------------------
                                                                  1996            1995            1994
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Royalty income received                                       $    446,740     $ 1,530,276     $   617,789
R&D recoveries received                                                 --              --         650,000
Interest and other income received                                 346,844       1,190,780         127,681
General and administrative expenses paid                          (343,303)       (280,126)       (343,486)
Management fee paid                                             (2,000,000)     (3,500,000)       (500,000)
Cash (paid) received from other assets                             462,586        (462,586)          4,065
                                                              ------------     -----------     -----------
Net cash (used in) provided by operating activities             (1,087,133)     (1,521,656)        556,049
                                                              ------------     -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from the sale of investments in equity securities       2,357,813       5,210,591              --
Proceeds from the sale of stock and warrant rights                 886,077              --              --
Proceeds from the termination of royalty rights                  3,472,000         983,130              --
Collection of notes receivable                                      19,031         937,612           4,340
Proceeds from the sale of technology                                    --          27,418              --
Purchase of U.S. Treasury bills held in escrow                  (1,991,217)     (1,167,415)     (1,739,831)
Redemption of U.S. Treasury bills held in escrow                 2,570,133       1,171,800       1,757,700
Investments in equity securities                                        --              --            (770)
                                                              ------------     -----------     -----------
Net cash provided by investing activities                        7,313,837       7,163,136          21,439
                                                              ------------     -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Distributions                                                   (4,444,444)     (3,333,333)     (2,222,222)
                                                              ------------     -----------     -----------
Net increase (decrease) in cash and cash equivalents             1,782,260       2,308,147      (1,644,734)
Cash and cash equivalents at beginning of year                   2,936,616         628,469       2,273,203
                                                              ------------     -----------     -----------
Cash and cash equivalents at end of year                      $  4,718,876     $ 2,936,616     $   628,469
                                                              ------------     -----------     -----------
                                                              ------------     -----------     -----------
----------------------------------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH
(USED IN) PROVIDED BY OPERATING ACTIVITIES
Net income (loss)                                             $ 21,863,750     $ 5,570,951     $(2,130,645)
                                                              ------------     -----------     -----------
Adjustments to reconcile net income (loss) to net
  cash (used in) provided by operating activities:
Liquidating activities:
  Investments in equity securities                             (19,128,500)             --              --
  Estimated liquidation costs                                    1,593,996              --              --
Gain on sale of investments in equity securities                (1,680,522)     (5,058,228)             --
Gain on sale of stock and warrant rights                          (886,077)             --              --
Termination of royalty rights                                   (3,472,000)       (983,130)             --
Gain on sale of technology                                              --         (27,418)             --
Write-down of investments in equity securities                          --              --       1,489,410
Recovery of R&D commitment income                                       --              --         (41,854)
Interest income from receipt of stock warrants                          --              --         (32,495)
Changes in:
  Accrued management fee                                                --      (1,500,000)      1,500,000
  Interest receivable                                               12,376         916,859        (343,381)
  Royalties receivable                                             147,560          13,541         143,126
  Due from affiliate                                               462,586        (462,586)             --
  Other assets                                                          --              --           4,065
  Accrued expenses and other liabilities                              (302)          8,355         (32,177)
                                                              ------------     -----------     -----------
Total adjustments                                              (22,950,883)     (7,092,607)      2,686,694
                                                              ------------     -----------     -----------
Net cash (used in) provided by operating activities           $ (1,087,133)    $(1,521,656)    $   556,049
                                                              ------------     -----------     -----------
                                                              ------------     -----------     -----------
----------------------------------------------------------------------------------------------------------
                                                                                  (continued on next page)

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP II
                            (a limited partnership)
                       STATEMENTS OF CASH FLOWS (Cont'd)
                             (going concern basis)

 SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES
 1996
 Exercised warrants to acquire, on a net issuance, 166,399 shares of Optical
   Specialties, Inc. common stock.
 Received 21,965 shares of Biocompatibles International plc (``Biocompatibles'')
   common stock in July 1996 as a result of Biocompatibles' achievement of certain financial targets in 1995.
 Received 17,360 shares of Optical Specialties, Inc. common stock for granting an extension of its term loan as further discussed in Note D.
 Ecogen Inc. completed a 1:5 reverse stock split which resulted in the receipt of 102,165 shares of common stock in exchange for 510,827 shares of common stock.
 Silicon Valley Research, Inc. completed a 1:2 reverse stock split which resulted in the receipt of 146,806 shares of common stock in exchange for 293,612 shares of common stock.
 Exercised remaining warrants to acquire, on a net issuance, 72,749 shares of
   Silicon Valley Research, Inc. common stock.
 1995
 Converted 161,448 shares of Biocompatibles convertible preferred stock into
   1,614,480 shares of common stock.
 Partially exercised a warrant to acquire, on a net issuance, 23,731 shares of
   Silicon Valley Research, Inc. common stock.
 Received 281 shares of Texas Biotechnology Corporation common stock after certain contractual conditions were met.
 1994
 Satisfied a $43,400 royalty receivable from Optical Specialties, Inc., by accepting 144,666 shares of that company's preferred stock.
 Lombart Lenses Limited, Inc. transferred all of its assets and liabilities to a wholly-owned subsidiary of Biocompatibles in exchange for 161,448 shares of Biocompatibles convertible preferred stock (see Note D).
 Received $550,000 in cash and a warrant to acquire 150,000 shares of common stock from Silicon Valley Research, Inc. in satisfaction of its outstanding note (principal and interest of $591,854 and $32,495, respectively).
 The General Partner concluded that an impairment in value that was not temporary had occurred in the Partnership's equity investments in Synbiotics Corporation and Somatix Therapy Corporation. As a result, the value of the Partnership's common stock was written down by $949,375 and $540,035, respectively.

--------------------------------------------------------------------------------
        The accompanying notes are an integral part of these statements

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP II
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS

A. General

   PruTech Research and Development Partnership II (the ``Partnership''), a California limited partnership, was formed on October 4, 1984 and will terminate in accordance with the plan of dissolution and liquidation (the ``Plan'') approved by the limited partners as discussed below. Capital resources were originally provided by the sale of limited partnership units and by contributions of the general partner equal to 10% of limited partnership contributions. The Partnership was formed to seek cash flow from the research and development of new technology with potential commercial applications. The general partner of the Partnership is R&D Funding Corp (the ``General Partner''), an affiliate of Prudential Securities Incorporated (``PSI''). Both the General Partner and PSI are wholly-owned subsidiaries of Prudential Securities Group Inc. (``PSGI''). At December 31, 1996, the Partnership held equity investments and/or royalty rights, which had value at December 31, 1996 or were active during the year then ended, relating to six companies.

   In September 1996, the General Partner mailed to all limited partners a consent solicitation statement (the ``Statement'') asking for their written consent to approve the Plan, as more fully described in the Statement. On October 30, 1996, holders of 68.4% of the limited partnership units approved the Plan. Accordingly, the Plan has been adopted.

   In accordance with the terms of the Plan, the General Partner is proceeding to sell or otherwise dispose of the Partnership's remaining investments and distribute the resulting proceeds (reduced by a working capital reserve to satisfy any liabilities or contingencies of the Partnership) to the partners in accordance with the terms of the Agreement of Limited Partnership, as amended (the ``Partnership Agreement''). Due to the nature of certain remaining investments of the Partnership, the General Partner is not able to predict with any degree of certainty the timing of sales, the proceeds that will be received or the cash amounts that may ultimately be available for distribution by the Partnership, except as otherwise disclosed herein. It is not expected that the Partnership's eventual total distributions will equal the partners' initial investment. The General Partner estimates that the final liquidation of the Partnership's remaining investments will occur by December 31, 1997; however, due to the nature of the remaining investments, liquidation may take longer.

B. Summary of Significant Accounting Policies

Basis of accounting

   As a result of the adoption of the Plan, the Partnership adopted the liquidation basis of accounting effective December 31, 1996, whereby assets are valued at their estimated net realizable values and liabilities stated at their estimated settlement amounts. However, due to the nature of certain of the Partnership's remaining investments, the General Partner is not able to predict with any degree of certainty the amounts which will be realized from these investments and therefore, such assets continue to be carried at cost. See discussion below for additional information on accounting for the Partnership's remaining investments under the liquidation basis of accounting.

   Accruals totaling approximately $1,594,000 have been recorded as of December 31, 1996 for the estimated future costs of liquidating the Partnership which include, but are not limited to, costs of selling or otherwise disposing of the Partnership's remaining investments and general and administrative costs through the estimated conclusion of liquidation.

   The preparation of financial statements in conformity with generally accepted accounting principles requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

   Cash and cash equivalents include money market funds.

Investments

   In accordance with the liquidation basis of accounting as further discussed above, the Partnership's investments in equity securities at December 31, 1996 have generally been recorded at their estimated net realizable values as further described below.

   Equity securities held as of December 31, 1996 but sold between January 1, 1997 through March 20, 1997 have been recorded as of December 31, 1996 at the net amount realized from such sales, while those securities which have not been sold in 1997 are recorded as of December 31, 1996 utilizing the December 31, 1996 prices as discussed below. Equity securities which are traded on a national securities exchange or NASDAQ national market are valued at the last sales price on the primary exchange on which they are traded. Equity securities traded in the over-the-counter market and thinly-traded securities are valued at the mean between the last reported bid and ask prices. Equity securities which are not readily marketable are carried at cost because their market values are not readily determinable.

   As of December 31, 1996, the Partnership held stock options and certain other securities with little or no value and accordingly, such assets are carried at zero. The Partnership also holds royalty positions whose values are not readily determinable and, as such, these assets are also carried at zero.

   Previous to the adoption of the liquidation basis of accounting on December 31, 1996, the Partnership classified equity securities that had readily determinable fair values as available-for-sale securities. Such securities were measured at fair value in the statements of financial condition and unrealized gains and losses were reported as a separate component of partners' capital. Equity securities which were traded on a national securities exchange, NASDAQ national market, the over-the-counter market and thinly-traded securities were valued as discussed above. Equity securities which were not readily marketable were accounted for under the cost method. The carrying value of an investment was written down to its fair value when a decline in value was considered to be other than temporary.

   The Partnership uses the average cost method to determine gains or losses on the sale of securities.

Royalty income

   Royalty income represents revenue generated from licenses granted by the Partnership.

Management fee

   The General Partner is paid an annual management fee equal to two percent of the limited partners' original capital contributions. This fee provides for the cost of overseeing, supervising and monitoring the conduct of the development projects and for overseeing and monitoring product exploitation resulting from the development projects.

Income taxes

   The Partnership is not required to provide for, or pay, any Federal or state income taxes. Income tax attributes that arise from its operations are passed directly to the individual partners. The Partnership may be subject to other state and local taxes in jurisdictions in which it operates.

Profit and loss allocations and distributions

   Profits and losses are allocated 90% to the limited partners and 10% to the General Partner until such time as the total net profits allocated to each limited partner equal all losses previously allocated whereupon the General Partner will be allocated net profits in an additional amount of 25% with a corresponding reduction to the limited partners to be shared in proportion to their capital contributions.

   Distributions of cash are made in accordance with the Partnership Agreement and are allocated 90% to the limited partners and 10% to the General Partner.

C. Royalties

   Pursuant to an agreement which closed January 26, 1996 between the Partnership, an affiliate of the Partnership and Boston Scientific Corporation (``BSX''), the Partnership and its affiliate assigned to BSX all of their rights, titles and interests in and to certain technologies licensed to BSX and agreed to terminate all license agreements with BSX in exchange for $4,000,000 in cash, of which the Partnership's portion was $3,472,000. No further royalty payments will be received by the Partnership from BSX as a result of this agreement.

   In March 1995, the Partnership and MacNeal-Schwendler Corporation (``MNS'') agreed to terminate the Partnership's contractual rights with respect to MNS software and to transfer the technology relating to the software to MNS in exchange for approximately $983,000. No further royalty payments will be received by the Partnership from MNS as a result of this agreement.

D. Investments

   In connection with certain of its research and development contracts, the Partnership has exercised its warrants or has converted its technology, royalty rights, warrants or notes receivable into an equity position in the companies performing the research and development.

   Investments in equity securities at December 31, 1996 include the following:

                                                                               Estimated
                                                                             net realizable
                                                               Shares            value
           --------------------------------------------------------------------------------
           Ecogen Inc.--Common Stock                            102,165       $     264,352
           Synbiotics Corporation--Common Stock                 293,003           1,042,291
           Silicon Valley Research, Inc.--Common Stock           84,614             169,229
           Optical Specialties, Inc.--Common Stock*             291,988                  --
           Optical Specialties, Inc.--Preferred Stock*          144,666              43,400
           Biocompatibles International plc--Common
             Stock                                              942,045          18,557,380
           Navigation Technologies Corporation--Common
             Stock*                                           2,284,541               2,218
                                                                             --------------
                                                                              $  20,078,870
                                                                             --------------
                                                                             --------------

           * Position carried at cost

   As more fully discussed in Note I, the Partnership has realized approximately $19,177,000 of the December 31, 1996 $20,079,000 value from 1997 sales of these securities. The remaining amount of approximately $902,000 reflects the December 31, 1996 prices for securities which are marketable (as more fully described in Note B) and, as of March 20, 1997 fluctuations in share prices from the December 31, 1996 prices would not have a significant impact on the estimated net realizable values of the Partnership's assets. However, there is no assurance that the Partnership would receive these amounts in the event of the sale of its position in these securities.

   Investments in equity securities at December 31, 1995 include the following:

                                                                                  Gross
                                                                      Cost      unrealized    Carrying
Marketable equity securities available-for-sale         Shares       basis        gains        value
-------------------------------------------------------------------------------------------------------
Ecogen Inc.--Common Stock                                510,827   $   20,537   $  713,777   $  734,314
Somatix Therapy Corporation--Common Stock                113,692      341,076      341,076      682,152
Synbiotics Corporation--Common Stock                     460,303      891,837      201,383    1,093,220
Silicon Valley Research, Inc.--Common Stock              293,612           --    1,101,044    1,101,044
Texas Biotechnology Corporation--Common Stock                603          770          474        1,244
                                                                   ----------   ----------   ----------
                                                                    1,254,220    2,357,754    3,611,974
                                                                   ----------   ----------   ----------

Not readily marketable equity securities
------------------------------------------------------------------------------------------
Optical Specialties, Inc.--Common Stock                  108,229           --           --           --
Optical Specialties, Inc.--Preferred Stock               144,666       43,400           --       43,400
Biocompatibles International plc--Common Stock           968,688      253,474           --      253,474
Navigation Technologies Corporation--Common Stock      2,284,541        2,218           --        2,218
                                                                   ----------   ----------   ----------
                                                                      299,092           --      299,092
                                                                   ----------   ----------   ----------
                                                                   $1,553,312   $2,357,754   $3,911,066
                                                                   ----------   ----------   ----------
                                                                   ----------   ----------   ----------

Ecogen Inc.

   During January 1996, Ecogen Inc. completed a 1:5 reverse stock split which resulted in the receipt of 102,165 shares of common stock in exchange for 510,827 shares of common stock. This transaction resulted in no gain or loss to the Partnership. The Partnership sold 6,500 shares of Ecogen Inc. common stock subsequent to 1996 as more fully discussed in Note I.

Somatix Therapy Corporation

   The General Partner concluded that an impairment in value that was not temporary had occurred in the Partnership's equity investment in Somatix Therapy Corporation in 1994. As a result, the value of the Partnership's common stock was written down by approximately $540,000 during the year ended December 31, 1994.

   During the first quarter of 1996, the Partnership sold its remaining 113,692 shares of Somatix Therapy Corporation common stock for approximately $765,000 resulting in a gain of approximately $424,000.

Synbiotics Corporation

   In 1994, the General Partner concluded that an impairment in value that was not temporary had occurred in the Partnership's equity investment in Synbiotics Corporation. As a result, the value of the Partnership's common stock was written down by approximately $949,000 for the year ended December 31, 1994.

   In June 1996, the Partnership sold 2,300 shares of Synbiotics Corporation common stock for approximately $11,000 resulting in a gain of approximately $7,000. During the third quarter of 1996, the Partnership sold 46,500 shares of Synbiotics Corporation common stock for approximately $191,000 resulting in a gain of approximately $101,000. Additionally, during the fourth quarter of 1996, the Partnership sold 118,500 shares of Synbiotics Corporation common stock for approximately $431,000 resulting in a gain of approximately $202,000. The Partnership sold 152,500 shares of Synbiotics Corporation common stock between January 6, 1997 and March 14, 1997 as more fully discussed in Note I.

Navigation Technologies Corporation

   In June 1995, the Partnership sold 2,284,542 shares of Navigation Technologies Corporation common stock for approximately $1,942,000. This transaction resulted in a gain of approximately $1,940,000, which represented approximately 25% of the Partnership's total 1995 revenues.

Silicon Valley Research, Inc.

   In July 1995, the Partnership partially exercised a warrant to acquire, on a net issuance basis, 23,731 shares of Silicon Valley Research, Inc. (``SVRI'') common stock. During July and August 1995, the Partnership sold 55,000 shares of SVRI common stock resulting in a gain of approximately $227,000. During 1995, SRVI stock was listed on the NASDAQ national market; accordingly, the Partnership's investment in this stock was reclassified as marketable equity securities.

   The Partnership received a promissory note in 1989 as part of a restructuring agreement with Silvar-Lisco (now named SVRI) in which the company agreed to repay a portion of its R&D funds as a result of its failure to complete the Partnership's R&D project. In September 1994, the Partnership received $550,000 in cash and a warrant to purchase 150,000 shares of common stock from SVRI in satisfaction of its outstanding note (principal and interest of $591,854 and $32,495, respectively). Principal repayments were recognized by the Partnership as a recovery of R&D commitment income.

   During January 1996, SVRI completed a 1:2 reverse stock split which resulted in the receipt of 146,806 shares of common stock in exchange for 293,612 shares of common stock. This transaction resulted in no gain or loss to the Partnership. During October 1996, the Partnership sold 134,941 shares of SVRI common stock, which had a cost basis of zero, for approximately $562,000. During December 1996, the Partnership exercised its warrants to acquire, on a net issuance basis, 72,749 shares of SVRI common stock.

Texas Biotechnology Corporation

   In July 1994, a subsidiary of Synbiotics Corporation merged with Texas Biotechnology Corporation (``TBC''). Pursuant to the merger agreement, the Partnership exercised its option to purchase 322 shares of TBC common stock and was entitled to receive additional shares if certain conditions were met. In July

1995, the merger contingencies were satisfied and the Partnership received an additional 281 shares of TBC common stock.

   During November 1996, the Partnership sold its entire holdings of 603 shares of TBC common stock for proceeds of approximately $2,000 resulting in a gain of approximately $1,000.

Optical Specialties, Inc.

   During April 1996, the Partnership received 17,360 shares of Optical Specialties, Inc. (``OSI'') common stock for granting an extension of its term loan as further discussed in Note H. During the fourth quarter of 1996, the Partnership exercised warrants to acquire, on a net issuance, 166,399 shares of OSI common stock.

Biocompatibles International plc

   In September 1994, Lombart Lenses Limited, Inc. (``Lombart'') transferred all of its assets and liabilities to a wholly-owned subsidiary of Biocompatibles International plc (``Biocompatibles'') in a tax-free exchange for 200,000 shares of Biocompatibles Series D Convertible Preferred Stock, of which the Partnership's portion was 161,448. Concurrent with the transaction, Lombart changed its name to Boissevain, Ltd. (``Boissevain''). Of the 161,448 shares received, an escrow agent held 72,652 shares to cover any breach of representations and warranty claims against Lombart. In April 1995, Boissevain converted all of the Partnership's Biocompatibles preferred stock into 1,614,480 shares of common stock of that company, of which 363,258 shares remained in escrow. In September 1995, the remaining shares held in escrow were released without any claims.

   In connection with this transaction, a promissory note previously issued to the Partnership by Lombart was cancelled and a new promissory note was executed. The principal balance of the new note (approximately $88,000) was equal to the outstanding principal and interest balance of the cancelled note as of the closing date of the transaction. The new note accrued interest at 5% per annum and matured on March 23, 1996 at which time all principal and interest was paid.

   In October 1995, the Partnership sold 645,792 shares of Biocompatibles common stock resulting in a gain of approximately $2,892,000, which represented approximately 37% of the Partnership's total 1995 revenues.

   In February 1996, the Partnership sold 48,608 shares of Biocompatibles common stock for approximately $396,000 resulting in a gain of approximately $384,000.

   During April 1996, Biocompatibles launched a rights offering to its shareholders. Pursuant to the offering, the Partnership was entitled to purchase one unit (stock and warrant) for every six Biocompatibles common stock shares owned. The Partnership decided not to participate in the offering, but instead sold the Partnership's rights in the marketplace. This sale of rights resulted in a gain of approximately $289,000. During November 1996, Biocompatibles initiated another rights offering which the Partnership also sold for approximately $597,000. These sales were included in interest and other income on the statements of operations.

   In connection with its 1995 investment in Biocompatibles, the Partnership received 21,965 shares of Biocompatibles common stock in July 1996 as a result of Biocompatibles' achievement of certain financial targets in 1995.

   Revenues generated during the year ended December 31, 1996 from the Partnership's investment in Biocompatibles represented approximately 76% of the Partnership's total 1996 revenues (including liquidating activities). Subsequent to 1996, the Partnership sold its remaining position in Biocompatibles common stock as more fully discussed in Note I.

E. Note and Interest Receivable

   The Partnership received a promissory note of $937,612 from a subsidiary of American Telephone and Telegraph Inc. (``AT&T'') on June 23, 1988 in exchange for its stock in Tridom Corporation. The note accrued interest at 11.06% and matured on June 22, 1995 at which time all principal and interest was satisfied.

F. Income Taxes

   The following is a reconciliation of net income (loss) for financial reporting purposes with net income (loss) for tax reporting purposes:

                                                                   Year ended December 31,
                                                          ------------------------------------------
                                                             1996            1995           1994
                                                          ------------------------------------------
Net income (loss) per financial statements                $21,832,821     $5,570,951     $(2,130,645)
Write-off of investment in equity securities                       --       (708,332)      1,489,410
Expiration of warrants                                             --       (186,620)             --
Gain on sale of investments in equity securities           (2,601,427)      (136,932)             --
Recovery of R&D commitment per financial statements                --             --        (691,854)
Adjustment to reflect change to liquidation basis
  of accounting                                           (17,503,575)            --              --
Other                                                           7,947             --              --
                                                          -----------     ----------     -----------
Tax basis net income (loss)                               $ 1,735,766     $4,539,067     $(1,333,089)
                                                          -----------     ----------     -----------
                                                          -----------     ----------     -----------

   The differences between the tax basis and book basis of partners' capital are primarily attributable to the cumulative effect of the book to tax income adjustments.

G. Related Parties

   The General Partner and its affiliates perform certain services for the Partnership for which they are reimbursed through the management fee which include, but are not limited to: accounting and financial management; registrar, transfer and assignment functions; asset management; investor communications and other administrative services. The Partnership also reimburses an affiliate of the General Partner for printing services. The costs and expenses were:

                                                       Year ended December 31,
                                               ----------------------------------------
                                                  1996           1995           1994
                                               ----------------------------------------
            Management fee                     $2,000,000     $2,000,000     $2,000,000
            Printing                                9,014         21,761         13,152
                                               ----------     ----------     ----------
                                               $2,009,014     $2,021,761     $2,013,152
                                               ----------     ----------     ----------
                                               ----------     ----------     ----------

   Printing costs payable to an affiliate of the General Partner (which are included in accrued expenses and other liabilities) as of December 31, 1996 and 1995 were $5,212 and $9,700, respectively.

   Prudential Securities Incorporated, an affiliate of R&D Funding Corp, owned 340 limited partnership units at December 31, 1996.

   The Partnership maintains an account with the Prudential Institutional Liquidity Portfolio Fund, an affiliate of R&D Funding Corp, for investment of its available cash in short-term instruments pursuant to the guidelines established by the Partnership Agreement.

   The Partnership has engaged in research and development co-investment projects with PruTech Research and Development Partnership, PruTech Research and Development Partnership III, and PruTech Project Development Partnership (collectively, the ``PruTech R&D Partnerships'') for which R&D Funding Corp serves as the general partner. The allocation of the co-investment projects' profits or losses among the PruTech R&D Partnerships is consistent with the costs incurred to fund the research and development projects.

H. Contingencies

   On April 15, 1994 a multiparty petition captioned Mack et al. v. Prudential Securities Incorporated et al. (Cause No. 94-17695) was filed in the 80th Judicial District Court of Harris County, Texas, purportedly on behalf of investors in the Partnership against the Partnership, the General Partner, Prudential Securities Incorporated, The Prudential Insurance Company of America and a number of other defendants. The petition alleges common law fraud, fraud in the inducement and negligent misrepresentation in connection with the offering of the Partnership units; negligence and breach of fiduciary duty in connection with the operation of the Partnership; civil conspiracy; and violations of the federal Securities Act of 1933 (sections

11 and 12), as amended, and of the Texas Securities and Deceptive Trade Practices statutes. The suit seeks, among other things, compensatory and punitive damages, costs and attorneys' fees. The ultimate outcome of this litigation as well as the impact on the Partnership cannot presently be determined.

   The General Partner, Prudential Securities Incorporated and the Partnership believe they have meritorious defenses to the complaint and intend to vigorously defend themselves against this action. Additionally, the General Partner believes that the litigation discussed above will not have an adverse impact on its ability to liquidate the Partnership in accordance with the Plan and in the time frame currently contemplated by the General Partner.

I. Subsequent Events

   In connection with the liquidation of the remaining assets of the Partnership, on February 7, 1997, the Partnership sold its remaining 942,045 shares of Biocompatibles International plc common stock for approximately $18,557,000 representing the liquidation of the most significant remaining asset of the Partnership. Between February 24, 1997 and March 4, 1997, the Partnership sold 6,500 shares of Ecogen Inc. common stock for approximately $25,000. Between January 6, 1997 and March 14, 1997, the Partnership sold 152,500 shares of Synbiotics Corporation common stock for approximately $594,000. The December 31, 1996 carrying amounts of these investments reflect the net amounts realized from these sales.

   As a result of the above sales, in February 1997, the Partnership made distributions of $16,666,667 and $4,444,444 of which $15,000,000 ($150 per unit)
and $4,000,000 ($40 per unit), respectively, were paid to the limited partners and the remainder to the General Partner.

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP II
                            (a limited partnership)
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   At December 31, 1996, the Partnership had cash and cash equivalents of approximately $4.7 million. This amount is approximately $1.8 million greater than the Partnership's cash balance at December 31, 1995. This increase in cash was primarily due to proceeds received in 1996 relating to the termination of royalty rights, the sale of warrant and stock rights, the sales of stock and the release of cash held in escrow partially offset by the payment of the management fee and the April 1996 distribution as further discussed below.

   In September 1996, R&D Funding Corp (the ``General Partner'') mailed to all limited partners a Consent Solicitation Statement (the ``Statement'') asking for their written consent to approve a plan of dissolution and liquidation of the Partnership (the ``Plan''), as more fully described in the Statement. Holders of 68.4% of the limited partnership units approved the Plan on October 30, 1996 and accordingly, the Plan has been adopted. In accordance with the terms of the Plan, the General Partner is proceeding to sell or otherwise dispose of the Partnership's remaining investments and distribute the resulting proceeds (reduced by a working capital reserve to satisfy any liabilities or contingencies of the Partnership) to the partners in accordance with the terms of the Partnership Agreement. Due to the nature of certain remaining investments of the Partnership, the General Partner is not able to predict with any degree of certainty the timing of sales, the proceeds that will be received or the cash amounts that may ultimately be available for distribution by the Partnership except as otherwise disclosed herein. It is not expected that the Partnership's eventual total distributions will equal the partners' initial investment. The General Partner estimates that the final liquidation of the remaining investments will occur by December 31, 1997; however, due to the nature of the remaining investments, liquidation may take longer.

   As of December 31, 1996, the Partnership had investments in equity securities with an estimated net realizable value of approximately $20,079,000, of which approximately $19,177,000 has been realized from sales of these securities in 1997 through March 20th. Certain of the Partnership's remaining investments are in development stage companies which are more speculative and higher in risk than other equity investments. The realization of the estimated net realizable value of these remaining equity securities is further impacted by certain sale restrictions and market volume capacity. The Partnership also holds royalty positions whose values are not readily determinable and, as such, these assets are carried at zero. As discussed in the Statement, the amount to be distributed by the Partnership in future quarters will be based on the extent to which the value of its remaining equity securities can be realized, the sale proceeds or revenue stream from royalties, and, to a lesser extent, interest income.

   Pursuant to an agreement which closed January 26, 1996 between the Partnership, an affiliate of the Partnership and Boston Scientific Corporation (``BSX''), the Partnership and its affiliate assigned to BSX all of their rights, titles and interests in and to certain technologies licensed to BSX and agreed to terminate all license agreements with BSX in exchange for $4,000,000 in cash, of which the Partnership's portion was $3,472,000. No further royalty payments will be received by the Partnership from BSX as a result of this agreement.

   In February 1996, the Partnership sold 48,608 shares of Biocompatibles International plc (``Biocompatibles'') common stock for approximately $396,000 resulting in a gain of approximately $384,000.

   During the first quarter of 1996, the Partnership sold its remaining 113,692 shares of Somatix Therapy Corporation (``Somatix'') common stock for approximately $765,000 resulting in a gain of approximately $424,000.

   In April 1996, the Partnership distributed $4,444,444 to its partners from net proceeds resulting primarily from the transactions described above. Limited partners received $4,000,000 ($40 per unit) and the General Partner received the remainder.

   During April 1996, Biocompatibles launched a rights offering to its shareholders. Pursuant to the offering, the Partnership was entitled to purchase one unit (stock and warrant) for every six Biocompatibles common stock shares owned. The Partnership decided not to participate in the offering, but rather sold the Partnership's rights. The sale resulted in a gain of approximately $289,000.

   The Partnership owned U.S. Treasury bills which were held in escrow as collateral in connection with a guarantee of a term loan for Optical Specialties, Inc. (``OSI''). Through June 30,1996, OSI paid half of the original loan. In July 1996, OSI paid the balance of the loan and the remaining escrowed funds were released.

   In June 1996, the Partnership sold 2,300 shares of Synbiotics Corporation (``Synbiotics'') common stock for approximately $11,000 resulting in a gain of approximately $7,000. During the third quarter of 1996, the Partnership sold 46,500 shares of Synbiotics common stock for approximately $191,000 resulting in a gain of approximately $101,000. During the fourth quarter of 1996, the Partnership sold 118,500 shares of Synbiotics common stock for approximately $431,000 resulting in a gain of approximately $202,000.

   During October 1996, the Partnership sold 134,941 shares of Silicon Valley Research, Inc. (``SVRI'') common stock, which had a cost basis of zero, for approximately $562,000.

   During November 1996, Biocompatibles initiated another rights offering to its shareholders. The Partnership decided not to participate in the rights offering, but instead sold the Partnership's rights in the marketplace. This sale generated approximately $597,000 for the Partnership.

   Subsequent to 1996, the Partnership sold 6,500 shares of Ecogen Inc. common stock, 152,500 shares of Synbiotics Corporation common stock and its remaining 942,045 shares of Biocompatibles common stock for approximately $25,000, $594,000, and $18,557,000, respectively. In February 1997, the Partnership made distributions of $16,666,667 and $4,444,444 of which $15,000,000 ($150 per unit)
and $4,000,000 ($40 per unit), respectively, were paid to the limited partners and the remainder to the General Partner.

Results of Operations

Summary

   The Partnership recorded net income of approximately $21.9 million for the year ended December 31, 1996 as compared to net income of approximately $5.6 million in 1995. The increase was primarily due to the realization of the Partnership's investment in Biocompatibles during 1996 and 1997 for approximately $19.8 million as more fully described in Liquidity and Capital Resources above. (In accordance with the liquidation basis of accounting as discussed in Note A to the financial statements, 1996 net income reflected the realization of the 1997 sales of Biocompatibles.) The 1996 increase was also due to the transactions with BSX, Somatix, SVRI and Synbiotics discussed above. The 1996 increase was reduced by the recognition of approximately $1.6 million of estimated liquidation costs recorded in accordance with the liquidation basis of accounting, by income of approximately $983,000 from the termination of the Partnership's royalty rights with MacNeal Schwendler Corporation during March 1995 and gains of approximately $1,940,000, $227,000 and $2,892,000 on sales of common stock in Navigation Technologies Corporation, SVRI and Biocompatibles, respectively, during 1995.

   The Partnership recorded net income of approximately $5.6 million for the year ended December 31, 1995 as compared to a net loss of approximately $2.1 million in 1994. This 1995 increase was primarily due to gains for the sale of investments in equity securities in 1995 and the termination of royalty rights of MNS as discussed above as well as the write-down of certain investments in equity securities in 1994.

Operating Revenues

   Royalty income for the year ended December 31, 1996 as compared to 1995 decreased by approximately $1,218,000. The decrease relates to lower 1996 royalties received from BSX (as a result of the termination of royalty rights discussed above) Ecogen Inc. and OSI. Royalty income for the year ended December 31, 1995 increased by approximately $1,042,000 from 1994. This increase resulted from increased royalties received from Optical Specialties, Inc., Boston Scientific Corporation, Ecogen Inc. and Toray Industries offset, in part, by the elimination of royalties from MNS.

   Interest and other income for the year ended December 31, 1996 increased by approximately $919,000 as compared with the same period in 1995. The increase was due primarily to income from the Biocompatibles rights offerings as discussed above and the recognition of previously deferred income upon the collection of a note receivable from Lombart Lenses Limited, Inc. (which was recorded at a net value of $19,000) during March 1996 offset, in part, by interest recorded in 1995 in conjunction with a promissory note which matured in June

1995 relating to the Partnership's investment in Tridom Corporation. Interest and other income for the year ended December 31, 1995 decreased by approximately $202,000 as compared to 1994. This fluctuation was primarily due to additional interest recorded in 1994 in conjunction with the note receivable relating to the Partnership's investment in Tridom Corporation and, to a lesser extent, the elimination of interest income in connection with a note receivable from SVRI and the sale of technology developed by ENI Diagnostics, Inc. (``ENI'') in 1995.

Operating Expenses

   General and administrative expenses increased by approximately $55,000 for the year ended December 31, 1996 as compared to 1995. The increase is primarily related to professional and other costs incurred in 1996 in connection with the Statement as discussed above. General and administrative expenses decreased by approximately $23,000 for the year ended December 31, 1995 as compared to 1994. This fluctuation was primarily due to legal costs incurred in 1994 relating to the Lombart Lenses Limited, Inc./Biocompatibles transaction (see Note D to the financial statements) and certain litigation which settled in March 1995.

Inflation

   Inflation has had no material direct impact on operations or on the financial condition of the Partnership from inception through December 31, 1996.

                               OTHER INFORMATION

   The Partnership's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to limited partners without charge upon written request to:

       PruTech Research and Development Partnership II
        P.O. Box 2016
        Peck Slip Station
        New York, New York 10272-2016

Peck Slip Station                    BULK RATE
P.O. Box 2016                      U.S. POSTAGE
New York, NY 10272                    PAID
                                 Automatic Mail

PRUTRD851/170300