Form 10-K, Exhibit 13
period 1997-12-31
PRUTECH RESEARCH & DEVELOPMENT PARTNERSHIP II
filed 1998-03-30
CIK 774560

                                                  1997
--------------------------------------------------------------------------------
PruTech Research and                             Annual
Development Partnership II                       Report
(In Process of Liquidation)

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP II
                            (a limited partnership)

                     LETTER TO THE LIMITED PARTNERS FOR THE
                          YEAR ENDED DECEMBER 31, 1997

                             PRUTECH II INVESTMENTS

The following investments and/or royalty rights were active during the year as the Partnership has been selling its remaining assets as part of the liquidation process. The Partnership's position in each investment and/or royalty right is as of December 31, 1997.

                        OPTICAL SPECIALTIES, INC. (OPSL)

Position: 274,628 shares of common stock; 144,666 shares of Series D preferred stock; royalties on technology and products licensed to OPSL and to Toray Industries, a Japanese manufacturer, which expire in 1999

   The Partnership did not receive royalties from OPSL during 1997. The Partnership's other licensee, Toray Industries, generated $24,000 in royalties during 1997. The last reported trade on March 20, 1998 of OPSL common stock, a thinly traded stock, was at a price of six cents per share and there is no assurance that the Partnership will be able to sell its shares at a similar share price.

   During 1997, the Partnership sold 17,360 shares of OPSL common stock for approximately $700. During 1997, the Partnership's investment in OPSL preferred stock was determined to be permanently impaired and the estimated net realizable value of this stock was reduced from $43,400 to zero.

         BIOCOMPATIBLES INTERNATIONAL plc (BII, London Stock Exchange)

   Position: None

   On February 7, 1997, the Partnership sold its remaining 942,045 shares of Biocompatibles International plc common stock for approximately $18,557,000.

                      NAVIGATION TECHNOLOGIES CORPORATION

Position: None

   During April 1997, the Partnership sold its remaining 2,284,541 shares of Navigation Technologies Corporation common stock for approximately $800,000.

                      SILICON VALLEY RESEARCH, INC. (SVRI)

Position: None

   Throughout 1997, the Partnership sold its remaining 84,614 shares of Silicon Valley Research, Inc. common stock for approximately $89,000.

                         SYNBIOTICS CORPORATION (SBIO)

Position: None

   During the third quarter of 1997, the Partnership exercised its options to purchase 21,266 shares of Synbiotics Corporation common stock at a cost of approximately $59,000 and subsequently sold these shares for approximately $86,000. Additionally, the Partnership sold its remaining 293,003 shares of Synbiotics Corporation common stock for approximately $1,119,000 during 1997.

                               ECOGEN INC. (EECN)

Position: None

   The Partnership sold 102,165 shares of EECN common stock during the first half of 1997 for approximately $325,000.

   Pursuant to an agreement dated as of March 31, 1997 between the Partnership and EECN, the Partnership assigned to EECN its right, title and interest in and to certain technologies, products and property licensed to EECN and agreed to terminate all license agreements with EECN in exchange for 136,000 shares of EECN common stock. No further royalty payments will be received by the Partnership from EECN as a result of this agreement. The Partnership sold the 136,000 shares of EECN common stock for approximately $441,000 during the second half of 1997.

Deloitte &
  Touche LLP
       (LOGO)
------------------------------------------------------------------------------
              Two World Financial Center        Telephone: (212) 436-2000
              New York, New York 10281-1414     Facsimile: (212) 436-5000

INDEPENDENT AUDITORS' REPORT

To the Partners of
PruTech Research and Development Partnership II, L.P.

We have audited the accompanying statements of net assets in process of liquidation of PruTech Research and Development Partnership II, L.P. (a California Limited Partnership) as of December 31, 1997 and 1996, and the related statement of changes in net assets in process of liquidation for the year ended December 31, 1997. In addition, we have audited the accompanying statements of operations, changes in partners' capital, and cash flows for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the General Partner. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As discussed in Notes A and B to the financial statements, the Partnership's limited partners approved a plan of liquidation on October 30, 1996, and the Partnership commenced liquidation shortly thereafter. As a result, the Partnership changed its basis of accounting from the going-concern basis to the liquidation basis effective December 31, 1996.

In our opinion, such financial statements present fairly, in all material respects, (1) the net assets in process of liquidation of PruTech Research and Development Partnership II, L.P. at December 31, 1997 and 1996, (2) the changes in its net assets in process of liquidation for the year ended December 31, 1997, and (3) the results of its operations and its cash flows for each of the two years in the period ended December 31, 1996 in conformity with generally accepted accounting principles applied on the bases described in the preceding paragraph.

/s/ Deloitte & Touche LLP
February 13, 1998

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP II
                            (a limited partnership)
                            STATEMENTS OF NET ASSETS
                          (in process of liquidation)

                                                                            December 31,
                                                                    -----------------------------
                                                                        1997             1996
-------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                           $  3,452,809      $ 4,718,876
Investments in equity securities                                              --       20,078,870
                                                                    ------------     ------------
Total assets                                                           3,452,809       24,797,746
                                                                    ------------     ------------
Liabilities
Estimated liquidation costs                                              873,549        1,593,996
Accrued management fee                                                        --          500,000
Accrued expenses and other liabilities                                        --          101,801
                                                                    ------------     ------------
Total liabilities                                                        873,549        2,195,797
                                                                    ------------     ------------
Contingencies
Net assets in liquidation                                           $  2,579,260      $22,601,949
                                                                    ------------     ------------
                                                                    ------------     ------------

Net assets in liquidation
Limited partners (100,000 units issued and outstanding)             $  2,252,834      $20,273,254
General partner                                                          326,426        2,328,695
                                                                    ------------     ------------
Total net assets in liquidation                                     $  2,579,260      $22,601,949
                                                                    ------------     ------------
                                                                    ------------     ------------
--------------------------------------------------------------------------------

                       STATEMENT OF CHANGES IN NET ASSETS
                          (in process of liquidation)

                                                          LIMITED          GENERAL
                                                          PARTNERS         PARTNER          TOTAL
----------------------------------------------------------------------------------------------------
Net assets in liquidation--December 31, 1996            $ 20,273,254     $ 2,328,695     $22,601,949
Changes in estimated liquidation values of assets
  and liabilities                                            979,580         108,842       1,088,422
Distributions                                            (19,000,000)     (2,111,111)    (21,111,111)
                                                        ------------     -----------     -----------
Net assets in liquidation--December 31, 1997            $  2,252,834     $   326,426     $ 2,579,260
                                                        ------------     -----------     -----------
                                                        ------------     -----------     -----------
----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements.

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP II
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS
                             (going concern basis)

                                                                         Year ended December 31,
                                                                        --------------------------
                                                                           1996            1995
--------------------------------------------------------------------------------------------------
REVENUES
Royalty income                                                          $   299,180     $1,516,735
Gain on sale of investments in equity securities                          1,680,522      5,058,228
Termination of royalty rights                                             3,472,000        983,130
Interest and other income                                                 1,220,545        301,339
                                                                        -----------     ----------
                                                                          6,672,247      7,859,432
                                                                        -----------     ----------
EXPENSES
Management fee                                                            2,000,000      2,000,000
General and administrative                                                  343,001        288,481
                                                                        -----------     ----------
                                                                          2,343,001      2,288,481
                                                                        -----------     ----------
Income-going concern basis                                                4,329,246      5,570,951
                                                                        -----------     ----------
Liquidating activities:
Investments in equity securities                                         19,128,500             --
Estimated liquidation costs                                              (1,593,996)            --
                                                                        -----------     ----------
Net income                                                              $21,863,750     $5,570,951
                                                                        -----------     ----------
                                                                        -----------     ----------
ALLOCATION OF NET INCOME
Limited partners                                                        $19,677,375     $5,013,856
                                                                        -----------     ----------
                                                                        -----------     ----------
General partner                                                         $ 2,186,375     $  557,095
                                                                        -----------     ----------
                                                                        -----------     ----------
Net income per limited partnership unit                                 $    196.77     $    50.14
                                                                        -----------     ----------
                                                                        -----------     ----------
--------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                                          UNREALIZED
                                             LIMITED        GENERAL         GAIN ON
                                            PARTNERS        PARTNER       INVESTMENTS        TOTAL
-----------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1994       $ 2,582,023     $  363,002     $1,798,977      $ 4,744,002
Net income                                   5,013,856        557,095             --        5,570,951
Distributions                               (3,000,000)      (333,333)            --       (3,333,333)
Change in unrealized gain on
  investments in equity securities                  --             --        558,777          558,777
                                           -----------     ----------     -----------     -----------
Partners' capital--December 31, 1995         4,595,879        586,764      2,357,754        7,540,397
Net income                                  19,677,375      2,186,375             --       21,863,750
Distributions                               (4,000,000)      (444,444)            --       (4,444,444)
Change in unrealized gain on
  investments in equity securities                  --             --     (2,357,754 )     (2,357,754)
                                           -----------     ----------     -----------     -----------
Net assets in liquidation--
  December 31, 1996                        $20,273,254     $2,328,695     $       --      $22,601,949
                                           -----------     ----------     -----------     -----------
                                           -----------     ----------     -----------     -----------
-----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements.

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP II
                            (a limited partnership)
                            STATEMENTS OF CASH FLOWS
                             (going concern basis)

                                                                              Year ended December 31,
                                                                            ----------------------------
                                                                                1996            1995
--------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Royalty income received                                                     $    446,740     $ 1,530,276
Interest and other income received                                               346,844       1,190,780
General and administrative expenses paid                                        (343,303)       (280,126)
Management fee paid                                                           (2,000,000)     (3,500,000)
Cash (paid) received from other assets                                           462,586        (462,586)
                                                                            ------------     -----------
Net cash used in operating activities                                         (1,087,133)     (1,521,656)
                                                                            ------------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from the sale of investments in equity securities                     2,357,813       5,210,591
Proceeds from the sale of stock and warrant rights                               886,077              --
Proceeds from the termination of royalty rights                                3,472,000         983,130
Collection of notes receivable                                                    19,031         937,612
Proceeds from the sale of technology                                                  --          27,418
Purchase of U.S. Treasury bills held in escrow                                (1,991,217)     (1,167,415)
Redemption of U.S. Treasury bills held in escrow                               2,570,133       1,171,800
                                                                            ------------     -----------
Net cash provided by investing activities                                      7,313,837       7,163,136
                                                                            ------------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Distributions                                                                 (4,444,444)     (3,333,333)
                                                                            ------------     -----------
Net increase in cash and cash equivalents                                      1,782,260       2,308,147
Cash and cash equivalents at beginning of year                                 2,936,616         628,469
                                                                            ------------     -----------
Cash and cash equivalents at end of year                                    $  4,718,876     $ 2,936,616
                                                                            ------------     -----------
                                                                            ------------     -----------
--------------------------------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME TO NET CASH
USED IN OPERATING ACTIVITIES
Net income                                                                  $ 21,863,750     $ 5,570,951
                                                                            ------------     -----------
Adjustments to reconcile net income to net
  cash used in operating activities:
Liquidating activities:
  Investments in equity securities                                           (19,128,500)             --
  Estimated liquidation costs                                                  1,593,996              --
Gain on sale of investments in equity securities                              (1,680,522)     (5,058,228)
Gain on sale of stock and warrant rights                                        (886,077)             --
Termination of royalty rights                                                 (3,472,000)       (983,130)
Gain on sale of technology                                                            --         (27,418)
Changes in:
  Accrued management fee                                                              --      (1,500,000)
  Interest receivable                                                             12,376         916,859
  Royalties receivable                                                           147,560          13,541
  Due from affiliate                                                             462,586        (462,586)
  Accrued expenses and other liabilities                                            (302)          8,355
                                                                            ------------     -----------
Total adjustments                                                            (22,950,883)     (7,092,607)
                                                                            ------------     -----------
Net cash used in operating activities                                       $ (1,087,133)    $(1,521,656)
                                                                            ------------     -----------
                                                                            ------------     -----------
--------------------------------------------------------------------------------------------------------
                                                                                (continued on next page)

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP II
                            (a limited partnership)
                       STATEMENTS OF CASH FLOWS (Cont'd)
                             (going concern basis)

 SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES
 1996
 Exercised warrants to acquire, on a net issuance, 166,399 shares of Optical Specialties, Inc. common stock.
 Received 21,965 shares of Biocompatibles International plc
 ('Biocompatibles') common stock in July 1996 as a result of
 Biocompatibles' achievement of certain financial targets in 1995.
 Received 17,360 shares of Optical Specialties, Inc. common stock for granting an extension of its term loan.
 Ecogen Inc. completed a 1:5 reverse stock split which resulted in the receipt of 102,165 shares of common stock in exchange for 510,827 shares of common stock.
 Silicon Valley Research, Inc. completed a 1:2 reverse stock split which resulted in the receipt of 146,806 shares of common stock in exchange for 293,612 shares of common stock.
 Exercised remaining warrants to acquire, on a net issuance, 72,749 shares of Silicon Valley  Research, Inc. common stock.
 1995
 Converted 161,448 shares of Biocompatibles convertible preferred stock into 1,614,480 shares of common stock.
 Partially exercised a warrant to acquire, on a net issuance, 23,731 shares of Silicon Valley Research, Inc. common stock.
 Received 281 shares of Texas Biotechnology Corporation common stock after certain contractual conditions were met.
 ----------------------------------------------------------------------
    The accompanying notes are an integral part of these statements.

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP II
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS

A. General

   PruTech Research and Development Partnership II (the 'Partnership'), a California limited partnership, was formed on October 4, 1984 and will terminate in accordance with the plan of dissolution and liquidation (the 'Plan') approved by the limited partners as discussed below. Capital resources were originally provided by the sale of limited partnership units and by contributions of the general partner equal to 10% of limited partnership contributions. The Partnership was formed to seek cash flow from the research and development of new technology with potential commercial applications. The general partner of the Partnership is R&D Funding Corp (the 'General Partner'), an affiliate of Prudential Securities Incorporated ('PSI'). Both the General Partner and PSI are wholly owned subsidiaries of Prudential Securities Group Inc. ('PSGI'). The Partnership held equity investments and/or royalty rights, which were active during the year ended
December 31, 1997, relating to six companies.

   In September 1996, the General Partner mailed to all limited partners a consent solicitation statement (the 'Statement') asking for their written consent to approve the Plan, as more fully described in the Statement. On October 30, 1996, holders of 68.4% of the limited partnership units approved the Plan. Accordingly, the Plan has been adopted.

   In accordance with the terms of the Plan, the General Partner has sold or otherwise disposed of substantially all of the Partnership's remaining investments and intends to distribute the resulting proceeds (reduced by a reserve to satisfy any liabilities or contingencies of the Partnership) to the partners by making a single, final distribution in accordance with the terms of the Agreement of Limited Partnership, as amended (the 'Partnership Agreement'). The General Partner anticipates that the final liquidation of the Partnership will occur by December 31, 1998 subject to the sale or disposition of the Partnership's few remaining assets (which are estimated to have little to no value) and the settlement of the Partnership's remaining liabilities and contingencies, certain of which have ongoing discussions; however, due to the nature of the remaining contingencies to be resolved, liquidation may take longer. It is expected that the Partnership's eventual total distributions will not equal the partners' initial investment.

B. Summary of Significant Accounting Policies

Basis of accounting

   As a result of the adoption of the Plan, the Partnership adopted the liquidation basis of accounting effective December 31, 1996, whereby assets are valued at their estimated net realizable values and liabilities stated at their estimated settlement amounts. Accruals totaling approximately $1,594,000 were recorded as of December 31, 1996 for the estimated costs of liquidating the Partnership which include, but are not limited to, costs of selling or otherwise disposing of the Partnership's remaining investments and general and administrative costs through the then estimated conclusion of liquidation of December 31, 1997. See discussion below for additional information on accounting for the Partnership's remaining investments under the liquidation basis of accounting.

   During the year ended December 31, 1997, the Partnership reflected an increase of approximately $1,088,000 in the estimated net liquidation value of its assets and liabilities. The March 31, 1997 valuation of certain of the Partnership's investments which were previously carried at cost (see Notes C and D for additional discussion) resulted in an increase to the estimated net liquidation value of the Partnership's assets by approximately $1,282,000. Further increases, totalling approximately $242,000, were primarily attributable to market fluctuations in the Partnership's remaining investments in equity securities, interest earned on the Partnership's cash and cash equivalents and royalty income received. These increases were offset by a $436,000 increase to the estimated costs of liquidating the Partnership from the $1,594,000 estimate accrued during 1996. The increase in liquidating costs principally reflect estimated costs to be incurred by the Partnership during 1998 as the Partnership did not liquidate during 1997.

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

Investments

   In accordance with the liquidation basis of accounting as further discussed above, the Partnership's investments in equity securities at December 31, 1997 and 1996 have generally been recorded at their estimated net realizable values as further described below.

   Equity securities held as of December 31, 1996 but sold between January 1, 1997 through March 20, 1997 have been recorded as of December 31, 1996 at the net amount realized from such sales, while those securities which have not been sold by March 20, 1997 are recorded as of December 31, 1996 utilizing the December 31, 1996 prices as discussed below. Equity securities which are traded on a national securities exchange or Nasdaq national market are valued at the last sales price on the primary exchange on which they are traded. Equity securities traded in the over-the-counter market and thinly-traded securities are valued at the mean between the last reported bid and ask prices. Equity securities which are not readily marketable are carried at cost because their market values are not readily determinable.

   As of December 31, 1997 and 1996, the Partnership held royalty positions, stock options and certain other securities with little or no value and accordingly, such assets are carried at zero.

   Previous to the adoption of the liquidation basis of accounting on December 31, 1996, the Partnership classified equity securities that had readily determinable fair values as available-for-sale securities. Such securities were measured at fair value and unrealized gains and losses were reported as a separate component of partners' capital. Equity securities which were traded on a national securities exchange, Nasdaq national market, the over-the-counter market and thinly-traded securities were valued as discussed above. Equity securities which were not readily marketable were accounted for under the cost method.

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

   The General Partner was paid an annual management fee equal to two percent of the limited partners' original capital contributions through June 30, 1997. Effective July 1, 1997, the General Partner reduced its management fee to $125,000 per quarter as further discussed in Note F.

Income taxes

   The Partnership is not required to provide for, or pay, any Federal or state income taxes. Income tax attributes that arise from its operations are passed directly to the individual partners. The Partnership may be subject to other state and local taxes in jurisdictions in which it operates.

Profit and loss allocations and distributions

   Profits and losses are allocated 90% to the limited partners and 10% to the General Partner in accordance with the Partnership Agreement.

   Distributions are also allocated 90% to the limited partners and 10% to the General Partner, except for the final liquidating distribution which shall equal the remaining capital account balances of the partners determined in accordance with the Partnership Agreement.

C. Royalties

   The Partnership retains certain royalty rights with Optical Specialties, Inc. with a carrying value of zero at December 31, 1997 and 1996.

   Pursuant to an agreement dated as of March 31, 1997 between the Partnership and Ecogen Inc. ('Ecogen'), the Partnership assigned to Ecogen its right, title and interest in and to certain technologies, products and property licensed to Ecogen and agreed to terminate all license agreements with Ecogen (the 'Ecogen Rights') in exchange for 136,000 shares of Ecogen common stock with an estimated net realizable value of $484,000 as of the date of the agreement. Prior to this agreement, the Ecogen Rights were carried at zero. The Partnership was restricted from selling such shares until the Securities and Exchange Commission declared the registration of the shares effective on August 11, 1997. (The shares were subsequently sold as further discussed in Note D.) No further royalty payments will be received by the Partnership from Ecogen as a result of this agreement.

   Pursuant to an agreement which closed January 26, 1996 between the Partnership, an affiliate of the Partnership and Boston Scientific Corporation ('BSX'), the Partnership and its affiliate assigned to BSX all of their rights, titles and interests in and to certain technologies licensed to BSX and agreed to terminate all license agreements with BSX in exchange for $4,000,000 in cash, of which the Partnership's portion was $3,472,000. No further royalty payments will be received by the Partnership from BSX as a result of this agreement.

   In March 1995, the Partnership and MacNeal-Schwendler Corporation ('MNS') agreed to terminate the Partnership's contractual rights with respect to MNS software and to transfer the technology relating to the software to MNS in exchange for approximately $983,000. No further royalty payments will be received by the Partnership from MNS as a result of this agreement.

D. Investments

   In connection with certain of its research and development contracts, the Partnership has exercised its warrants or has converted its technology, royalty rights, warrants or notes receivable into an equity position in the companies performing the research and development.

   Investments in equity securities at December 31, 1996 include the following:

                                                                                            Estimated
                                                                                          net realizable
                                                                          Shares              value
--------------------------------------------------------------------------------------------------------
Optical Specialties, Inc.--Common Stock*                                   291,988         $          --
Optical Specialties, Inc.--Preferred Stock*                                144,666                43,400
Biocompatibles International plc--Common Stock                             942,045            18,557,380
Navigation Technologies Corporation--Common Stock*                       2,284,541                 2,218
Silicon Valley Research, Inc.--Common Stock                                 84,614               169,229
Texas Biotechnology Corporation--Directors' options*                         7,980                    --
Synbiotics Corporation--Common Stock                                       293,003             1,042,291
Ecogen, Inc.--Common Stock                                                 102,165               264,352
                                                                                          --------------
                                                                                           $  20,078,870
                                                                                          --------------
                                                                                          --------------
* Position carried at cost as of December 31, 1996.

   At December 31, 1997, the Partnership's remaining investments in equity securities consist of 274,628 shares of Optical Specialties, Inc. common stock and 144,666 of its preferred stock. The carrying value of these remaining positions as of December 31, 1997 is zero.

Optical Specialties, Inc.

   During April 1996, the Partnership received 17,360 shares of Optical Specialties, Inc. ('OPSL') common stock for granting an extension of its guarantee of a term loan (which was fully paid by July 1996 with no payment required by the Partnership). During June 1997, the Partnership sold these 17,360 shares of OPSL common stock for approximately $700.

   During the fourth quarter of 1996, the Partnership exercised warrants to acquire, on a net issuance, 166,399 shares of OPSL common stock.

   At September 30, 1997, the General Partner determined that the Partnership's investment in OPSL preferred stock was permanently impaired and, as a result, reduced the estimated net realizable value from $43,400 to zero.

Biocompatibles International plc

   In October 1995, the Partnership sold 645,792 shares of Biocompatibles International plc ('Biocompatibles') common stock resulting in a gain of approximately $2,892,000, which represented approximately 37% of the Partnership's total 1995 revenues.

   In February 1996, the Partnership sold 48,608 shares of Biocompatibles common stock for approximately $396,000 resulting in a gain of approximately $384,000.

   During April 1996, Biocompatibles launched a rights offering to its shareholders. Pursuant to the offering, the Partnership was entitled to purchase one unit (stock and warrant) for every six Biocompatibles common stock shares owned. The Partnership decided not to participate in the offering, but instead sold the Partnership's rights in the marketplace. This sale of rights resulted in a gain of approximately $289,000. During November 1996, Biocompatibles initiated another rights offering which the Partnership also sold for approximately $597,000. These sales were included in interest and other income in the statements of operations.

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

   On February 7, 1997, the Partnership sold its remaining 942,045 shares of Biocompatibles common stock for approximately $18,557,000 representing the liquidation of the most significant remaining asset of the Partnership. The December 31, 1996 carrying amount of this investment reflected the net amount realized on this sale.

Navigation Technologies Corporation

   In June 1995, the Partnership sold 2,284,542 shares of Navigation Technologies Corporation common stock for approximately $1,942,000. This transaction resulted in a gain of approximately $1,940,000, which represented approximately 25% of the Partnership's total 1995 revenues.

   During April 1997, the Partnership sold its remaining 2,284,541 shares of Navigation Technologies Corporation common stock, which had been carried at a cost basis of $2,218 at December 31, 1996, for approximately $800,000.

Silicon Valley Research, Inc.

   In July 1995, the Partnership partially exercised a warrant to acquire, on a net issuance basis, 23,731 shares of Silicon Valley Research, Inc. ('SVRI') common stock. During July and August 1995, the Partnership sold 55,000 shares of SVRI common stock resulting in a gain of approximately $227,000. During 1995, SRVI stock was listed on the Nasdaq national market; accordingly, the Partnership's investment in this stock was reclassified as marketable equity securities.

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

   During 1997, the Partnership sold its remaining 84,614 shares of SVRI common stock for approximately $89,000.

Texas Biotechnology Corporation

   During November 1996, the Partnership sold 603 shares of Texas Biotechnology Corporation ('TBC') common stock for proceeds of approximately $2,000 resulting in a gain of approximately $1,000.

   During July 1997, the Partnership exercised its options to purchase 7,980 shares of TBC common stock at exercise prices ranging from $1.38 to $2.40 for a total cost of approximately $16,000. On August 5, 1997, the Partnership sold these shares for approximately $46,000.

Synbiotics Corporation

   During 1996, the Partnership sold 167,300 shares of Synbiotics Corporation common stock for approximately $633,000 resulting in a gain of approximately $310,000.

   During 1997, the Partnership sold 293,003 shares of Synbiotics Corporation common stock for approximately $1,119,000. The December 31, 1996 carrying amount for Synbiotics Corporation common stock reflected the net amount of approximately $594,000 realized on the sales of 152,500 of such shares through March 14, 1997.

   Additionally, during the third quarter of 1997, the Partnership exercised its options to purchase 21,266 shares of Synbiotics Corporation common stock at exercise prices ranging from $2.63 to $2.94 for a total cost of approximately $59,000 and subsequently sold these shares during 1997 for approximately $86,000.

Ecogen Inc.

   During the first quarter of 1997, the Partnership sold 6,500 shares of Ecogen Inc. ('Ecogen') common stock for approximately $25,000. The December 31, 1996 carrying amount for Ecogen common stock reflected the net amount realized on these sales. Additionally, pursuant to an agreement which closed March 31, 1997, the Partnership received 136,000 shares of Ecogen common stock, as more fully discussed in Note C. Subsequent to the first quarter of 1997, the Partnership sold its remaining 231,665 shares (inclusive of the 136,000 shares received during 1997) of Ecogen common stock for approximately $741,000.

Somatix Therapy Corporation

   During the first quarter of 1996, the Partnership sold its remaining 113,692 shares of Somatix Therapy Corporation common stock for approximately $765,000 resulting in a gain of approximately $424,000.

E. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes with net income for tax reporting purposes for the years ended December 31, 1996 and 1995:

                                                                          Year ended December 31,
                                                                        ---------------------------
                                                                            1996            1995
                                                                        ---------------------------
Net income per financial statements                                     $ 21,863,750     $5,570,951
Write-off of investment in equity securities                                      --       (708,332)
Expiration of warrants                                                            --       (186,620)
Gain on sale of investments in equity securities                          (2,601,427)      (136,932)
Adjustment to reflect change to liquidation basis
  of accounting                                                          (17,534,504)            --
Other                                                                          7,947             --
                                                                        ------------     ----------
Tax basis net income                                                    $  1,735,766     $4,539,067
                                                                        ------------     ----------
                                                                        ------------     ----------

   As the Partnership no longer reports results of operations since its adoption of the liquidation basis of accounting on December 31, 1996 (see Note B), the following is a reconciliation of the change in estimated liquidation values of assets and liabilities for financial reporting purposes with net income for tax reporting purposes for the year ended December 31, 1997:

Change in estimated liquidation values of assets
  and liabilities                                    $ 1,088,422
Gain on sale of investments in equity securities      (1,138,302 )
Liquidation basis adjustments (including the
  recognition of 1996 adjustments)                    18,146,944
                                                     ------------
Tax basis net income                                 $18,097,064
                                                     ------------
                                                     ------------

   The differences between the tax basis and book basis of net assets in liquidation at December 31, 1997 and 1996 are primarily attributable to the cumulative effect of the book to tax income adjustments.

F. Related Parties

   The General Partner and its affiliates perform certain services for the Partnership for which they are reimbursed through the management fee which include, but are not limited to: accounting and financial management; registrar, transfer and assignment functions; asset management; investor communications and other administrative services. The Partnership also reimburses an affiliate of the General Partner for printing services. The costs and expenses for the two years ended December 31, 1996 were:

                                             Year ended December 31,
                                            -------------------------
                                               1996           1995
                                            -------------------------
       Management fee                       $2,000,000     $2,000,000
       Printing                                  9,014         21,761
                                            ----------     ----------
                                            $2,009,014     $2,021,761
                                            ----------     ----------
                                            ----------     ----------

   Printing costs payable to an affiliate of the General Partner (which are included in accrued expenses and other liabilities) as of December 31, 1996 were $5,212.

   Additionally, in conjunction with the adoption of the liquidation basis of accounting (see Note B), the Partnership recorded an accrual as of December 31, 1996 for the estimated future costs expected to be incurred to liquidate the Partnership. Included within that liquidation cost estimate was approximately $1,507,000 which was expected to be charged by the General Partner and its affiliates during the then anticipated liquidation period. Subsequent to that accrual and effective July 1, 1997, the General Partner reduced its management fee to $125,000 per quarter. Additionally, the Partnership did not complete its final liquidation of the Partnership during 1997 as had previously been anticipated. As a result of the above factors, costs expected to be charged by the General Partner and its affiliates increased from the December 31, 1996 estimate by $258,000. The actual charges will depend primarily upon the length of the time required to liquidate the Partnership and may differ from the amount accrued.

   Prudential Securities Incorporated, an affiliate of R&D Funding Corp, owned 340 limited partnership units at December 31, 1997.

   The Partnership maintains an account with the Prudential Institutional Liquidity Portfolio Fund, an affiliate of R&D Funding Corp, for investment of its available cash in short-term instruments pursuant to the guidelines established by the Partnership Agreement.

   The Partnership has engaged in research and development co-investment projects with PruTech Research and Development Partnership, PruTech Research and Development Partnership III, and PruTech Project Development Partnership (collectively, the 'PruTech R&D Partnerships') for which R&D Funding Corp serves as the general partner. The allocation of the co-investment projects' profits or losses among the PruTech R&D Partnerships is consistent with the costs incurred to fund the research and development projects.

G. Contingencies

   On April 15, 1994 a multiparty petition captioned Mack et al. v. Prudential Securities Incorporated et al. (Cause No. 94-17695) was filed in the 80th Judicial District Court of Harris County, Texas, purportedly on behalf of investors in the Partnership against the Partnership, the General Partner, Prudential Securities Incorporated, The Prudential Insurance Company of America and a number of other defendants. The petition alleges common law fraud, fraud in the inducement and negligent misrepresentation in connection with the offering of the Partnership; negligence and breach of fiduciary duty in connection with the operation of the Partnership; civil conspiracy; and violations of the federal Securities Act of 1933 (sections 11 and 12), as amended, and of the Texas Securities and Deceptive Trade Practices statutes. The suit seeks, among other things, compensatory and punitive damages, costs and attorneys' fees.

   The General Partner, Prudential Securities Incorporated and the Partnership believe they have meritorious defenses to the complaint and are vigorously defending themselves against this action. The claims of most plaintiffs have been settled or dismissed. It is currently expected that the remaining claims will be resolved shortly. The Partnership has not contributed to any settlement or paid any costs of the litigation, nor is it anticipated that it will. Additionally, the General Partner believes that the litigation discussed above will not have an adverse impact on its ability to liquidate the Partnership in accordance with the Plan and in the time frame currently contemplated by the General Partner.

                PRUTECH RESEARCH AND DEVELOPMENT PARTNERSHIP II
                            (a limited partnership)
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   At December 31, 1997, the Partnership had cash and cash equivalents of approximately $3,453,000 which is approximately $1,266,000 less than the Partnership's cash balance at December 31, 1996. This decrease in cash and cash equivalents was primarily due to distributions made in excess of proceeds from the sales of certain investments in equity securities as further discussed below, in addition to the payment of management fees.

   In September 1996, R&D Funding Corp (the 'General Partner') mailed to all limited partners a Consent Solicitation Statement (the 'Statement') asking for their written consent to approve a plan of dissolution and liquidation of the Partnership (the 'Plan'), as more fully described in the Statement. Holders of 68.4% of the limited partnership units approved the Plan on October 30, 1996 and accordingly, the Plan has been adopted.

   In accordance with the terms of the Plan, the General Partner has sold or otherwise disposed of substantially all of the Partnership's remaining investments and intends to distribute the resulting proceeds (reduced by a reserve to satisfy any liabilities or contingencies of the Partnership) to the partners by making a single, final distribution in accordance with the terms of the Partnership Agreement. The Partnership's remaining investments in equity securities are carried at cost or have been determined to be permanently impaired (as further discussed below) as of December 31, 1997 and, as a result, the carrying value of these remaining positions as of December 31, 1997 is zero. The Partnership also holds royalty positions and technologies which have little or no value and such assets are also carried at zero. The General Partner anticipates that the final distribution and liquidation of the Partnership will occur by December 31, 1998 subject to the sale or disposition of the Partnership's few remaining assets and the settlement of the Partnership's remaining liabilities and contingencies, certain of which have ongoing discussions; however, due to the nature of the remaining contingencies to be resolved, liquidation may take longer. It is expected that the Partnership's eventual total distributions will not equal the partners' initial investment.

   During the year ended December 31, 1997, the Partnership reflected an increase of approximately $1,088,000 in the estimated net liquidation value of its assets and liabilities. The March 31, 1997 valuation of the Partnership's investments in Navigation Technologies Corporation and Ecogen, Inc. which were previously carried at cost (see Notes C and D to the financial statements for additional discussion) resulted in an increase to the estimated net liquidation value of the Partnership's assets by approximately $1,282,000. Further increases, totalling approximately $242,000, were primarily attributable to market fluctuations in the Partnership's remaining investments in equity securities, interest earned on the Partnership's cash and cash equivalents and royalty income received. These increases were offset by a $436,000 increase to the estimated costs of liquidating the Partnership from the $1,594,000 estimate accrued during 1996. The increase in liquidating costs principally reflect estimated costs to be incurred by the Partnership during 1998 as the Partnership did not liquidate during 1997.

   Pursuant to an agreement dated as of March 31, 1997 between the Partnership and Ecogen Inc. ('Ecogen'), the Partnership assigned to Ecogen its right, title and interest in and to certain technologies, products and property licensed to Ecogen and agreed to terminate all license agreements with Ecogen (the 'Ecogen Rights') in exchange for 136,000 shares of Ecogen common stock with an estimated net realizable value of $484,000 as of the date of the agreement. Prior to this agreement, the Ecogen Rights were carried at zero. The Partnership was restricted from selling such shares until the Securities and Exchange Commission declared the registration of the shares effective on August 11, 1997. The Partnership sold these shares as discussed below. No further royalty payments will be received by the Partnership from Ecogen as a result of this agreement.

   In February 1997, the Partnership sold its remaining 942,045 shares of Biocompatibles International plc common stock for approximately $18,557,000 representing the liquidation of the most significant remaining asset of the Partnership.

   During the first quarter of 1997, the Partnership sold 6,500 shares of Ecogen common stock and 167,500 shares of Synbiotics Corporation common stock for approximately $25,000 and $655,000, respectively.

   In February 1997, the Partnership made distributions of $16,666,667 and $4,444,444 of which $15,000,000 ($150 per unit) and $4,000,000 ($40 per unit), respectively, were paid to the limited partners and the remainder to the General Partner.

   During the second quarter of 1997, the Partnership sold its remaining shares of Navigation Technologies Corporation common stock, 95,665 shares of Ecogen common stock, 108,900 shares of Synbiotics Corporation common stock, 77,000 shares of Silicon Valley Research, Inc. common stock, and 17,360 shares of Optical Specialties, Inc. common stock for approximately $800,000, $300,000, $396,000, $82,000 and $700, respectively.

   During the third quarter of 1997, the Partnership exercised its options to purchase 21,266 shares of Synbiotics Corporation common stock for a total cost of $59,000. Also, during the third quarter, the Partnership sold 103,900 shares of Ecogen common stock, 25,283 shares of Synbiotics Corporation common stock, 7,614 shares of Silicon Valley Research, Inc. common stock, and 7,980 shares of Texas Biotechnology Corporation common stock for approximately $349,000, $104,000, $7,000, and $46,000, respectively.

   At September 30, 1997, the General Partner determined that the Partnership's investment in Optical Specialties, Inc. preferred stock was permanently impaired and, as a result, reduced the estimated net realizable value from $43,400 to zero.

   Between October 1 and October 10, 1997, the Partnership sold its remaining 32,100 shares of Ecogen common stock and its remaining 12,586 shares of Synbiotics Corporation common stock for approximately $92,000 and $50,000, respectively.

Results of Operations

   The Partnership adopted the liquidation basis of accounting as of December 31, 1996 in accordance with generally accepted accounting principles and no longer reports results of operations. As such, there is no management discussion comparing the corresponding 1997 and 1996 years.

   The Partnership recorded net income of approximately $21.9 million for the year ended December 31, 1996 as compared to net income of approximately $5.6 million in 1995. The increase was primarily due to the realization of the Partnership's investment in Biocompatibles during 1996 and 1997 for approximately $19.8 million as more fully described in Liquidity and Capital Resources above. (In accordance with the liquidation basis of accounting as discussed in Note A to the financial statements, 1996 net income reflected the realization of the 1997 sales of Biocompatibles.) The 1996 increase was also due to the fluctuations in royalty income, interest and other income and general and administrative expenses discussed below, 1996 income of $3,472,000 from the termination of royalty rights with Boston Scientific Corporation and gains realized on the sales of Somatix Therapy Corporation, Silicon Valley Research Inc. and Synbiotics Corporation common stock of approximately $424,000, $562,000, and $310,000, respectively. The 1996 increase was reduced by the recognition of approximately $1.6 million of estimated liquidation costs recorded during 1996 in accordance with the liquidation basis of accounting, by income of approximately $983,000 from the termination of the Partnership's royalty rights with MacNeal Schwendler Corporation during March 1995 and gains of approximately $1,940,000, $227,000 and $2,892,000 on sales of common stock in Navigation Technologies Corporation, Silicon Valley Research, Inc. and Biocompatibles, respectively, during 1995.

   Royalty income for the year ended December 31, 1996 as compared to 1995 decreased by approximately $1,218,000. The decrease relates to lower 1996 royalties received from Boston Scientific Corporation (as a result of the termination of royalty rights), Ecogen Inc. and Optical Specialties, Inc..

   Interest and other income for the year December 31. 1996 increased by approximately $919,000 as compared with the same period in 1995. The increase was due primarily to 1996 income from two Biocompatibles rights offerings which entitled the Partnership to purchase one unit (stock and warrant) for every six shares of common stock of Biocompatibles. These rights were sold for approximately $886,000.

   General and administrative expenses increased by approximately $55,000 for the year ended December 31, 1996 as compared to 1995. The increase is primarily related to professional and other costs incurred in 1996 in connection with the Statement as discussed above.

Inflation

   Inflation has had no material direct impact on operations or on the financial condition of the Partnership from inception through December 31, 1997.

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